SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Lifetime Brands, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

53222Q103
(CUSIP Number)

Fred S. Skolnik, Esq.
Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue, East Meadow, NY 11554
(516) 296-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2005
(Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(Continued on following pages)

(Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53222Q103	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,032
	8	SHARED VOTING POWER 581,544
	9	SOLE DISPOSITIVE POWER 176,032
	10	SHARED DISPOSITIVE POWER 581,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,576

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 53222Q103	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jodie Glickman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,107
	8	SHARED VOTING POWER 581,544
	9	SOLE DISPOSITIVE POWER 97,107
	10	SHARED DISPOSITIVE POWER 581,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 53222Q103	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Laura Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,410
	8	SHARED VOTING POWER 581,544
	9	SOLE DISPOSITIVE POWER 114,410
	10	SHARED DISPOSITIVE POWER 581,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,954

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%

14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement amends and supplements the Schedule 13D filed for an event dated April 27, 2001 filed by the Reporting Persons in reference to shares of common stock, par value $.01 per share (“Common Stock”), of Lifetime Brands, Inc., a Delaware corporation (“Lifetime” or the “Issuer”). The address of Lifetime’s principal executive offices is One Merrick Avenue, Westbury, New York 11590.

Item 2.	Identity and Background.

	(a)	Names of Reporting Persons:

Bruce Cohen (“Mr. Cohen”) Jodie Glickman (“Mrs. Glickman”) Laura Miller (“Mrs. Miller”)

	(b)	Residence or business addresses of Reporting Persons:

Mr. Cohen: 1 Evans Drive Brookville, New York 11545 Mrs. Glickman: 1233 Beech Street, Unit 35 Atlantic Beach, New York 11509 Mrs. Miller: 1312 Harbor Road Hewlett Harbor, New York 11557

(c)
Mr. Cohen resigned as Executive Vice President of Lifetime effective as of July 6, 2005 and is not employed currently. Mrs. Glickman is a teacher at Cooper Kids Therapy, 215 Coachman Place East, Syosset, New York 11791. Mrs. Miller is not employed currently. Mrs. Miller’s husband, Evan Miller, is an Executive Vice President of Lifetime. The Reporting Persons are siblings.

	(d)	No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) in the last five years.

(e)
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Each Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a)  As of the date hereof, Mr. Cohen is deemed to beneficially own 757,576 shares of Common Stock of the Issuer (5.9% of the outstanding Common Stock). Mr. Cohen’s figure represents (i) 263,150 shares of Common Stock held in an irrevocable trust for the benefit of Mr. Cohen, for which Mr. Cohen, Mrs. Glickman and Mrs. Miller are the trustees (the “Bruce Cohen Trust”), (ii) 19,768 shares of Common Stock owned directly by Mr. Cohen, and (iii) the following shares of Common Stock for which Mr. Cohen disclaims beneficial ownership: (a) 159,759 shares of Common Stock held in two irrevocable trusts for the benefit of Mrs. Glickman, for which Mr. Cohen, Mrs. Glickman and Mrs. Miller are the trustees (the “Jodie Glickman Trusts”), (b) 158,635 shares of Common Stock held in two irrevocable trusts for the benefit of Mrs. Miller, for which Mr. Cohen, Mrs. Glickman and Mrs. Miller are the trustees (the “Laura Miller Trusts”), and (c) 156,264 shares of Common Stock held in four irrevocable trusts for the benefit of Mr. Cohen’s wife and children, for which Mr. Cohen is the sole trustee (the “Cohen Family Trusts”).

As of the date hereof, Mrs. Glickman is deemed to beneficially own 678,651 shares of Common Stock of the Issuer (5.3% of the outstanding Common Stock). Mrs. Glickman’s figure represents (i) 159,759 shares of Common Stock held in the Jodie Glickman Trusts, (ii) 29,844 shares of Common Stock owned directly by Mrs. Glickman, and (iii) the following shares of Common Stock for which Mrs. Glickman disclaims beneficial ownership: (a) 263,150 shares of Common Stock held in the Bruce Cohen Trust, (b) 158,635 shares of Common Stock held in the Laura Miller Trusts, and (c) 67,263 shares of Common Stock held in four irrevocable trusts for the benefit of Mrs. Glickman’s husband, children and grandchild, for which Mrs. Glickman is the sole trustee (the “Glickman Family Trusts”).

As of the date hereof, Mrs. Miller is deemed to beneficially own 695,954 shares of Common Stock of the Issuer (5.4% of the outstanding Common Stock). Mrs. Miller’s figure represents (i) 158,635 shares of Common Stock held in the Laura Miller Trusts, and (ii) the following shares of Common Stock for which Mrs. Miller disclaims beneficial ownership: (a) 263,150 shares of Common Stock held in the Bruce Cohen Trust, (b) 159,759 shares of Common Stock held in the Jodie Glickman Trusts, and (c) 114,410 shares of Common Stock held in four irrevocable trusts for the benefit of Mrs. Miller’s husband and children, for which Mrs. Miller is the sole trustee (the “Miller Family Trusts”). Excludes 25,000 shares of Common Stock issuable to Evan Miller upon the exercise of options which are exercisable within 60 days and 100 shares of Common Stock owned directly by Evan Miller.

All percentage figures are based upon the 12,685,645 shares of Common Stock of the Issuer outstanding as of September 30, 2005 (after giving retroactive effect to the offering discussed in paragraph (c) hereof), as reflected in the Issuer’s form of prospectus filed with the Securities and Exchange Commission on November  21, 2005 pursuant to Rule 424(b)(i), promulgated under the Securities Act of 1933, as amended, together with the 233,000 shares of Common Stock issued by the Issuer pursuant to the over-allotment option discussed therein.

The shares reflected above as beneficially owned by Mr. Cohen, Mrs. Glickman and Mrs. Miller exclude 180,000 shares of Common Stock held by The Milton and Norma Cohen Family Foundation, Inc. (the “Foundation”) of which the Reporting Persons and the Reporting Persons’ parents, Milton and Norma Cohen, are the directors. The approval of the Board of Directors of the Foundation is required to dispose of any such shares.

(b)  Mr. Cohen has sole voting and dispositive power with respect to the 156,246 shares of Common Stock held in the Cohen Family Trusts and the 19,768 shares of Common Stock owned directly by Mr. Cohen. Mr. Cohen shares voting and dispositive power with Mrs. Glickman and Mrs. Miller, as trustees, with respect to the 263,150 shares of Common Stock held in the Bruce Cohen Trust, the 159,759 shares of Common Stock held in the Jodie Glickman Trusts and the 158,635 shares of Common Stock held in the Laura Miller Trusts.

Mrs. Glickman has sole voting and dispositive power with respect to the 67,263 shares of Common Stock held in the Glickman Family Trusts and the 29,844 shares of Common Stock owned directly by Mrs. Glickman. Mrs. Glickman shares voting and dispositive power with Mr. Cohen and Mrs. Miller, as trustees, with respect to the 263,150 shares of Common Stock held in the Bruce Cohen Trust, the 159,759 shares of Common Stock held in the Jodie Glickman Trusts and the 158,635 shares of Common Stock held in the Laura Miller Trusts.

Mrs. Miller has sole voting and dispositive power with respect to the 114,410 shares of Common Stock held in the Miller Family Trusts. Mrs. Miller shares voting and dispositive power with Mr. Cohen and Mrs. Glickman, as trustees, with respect to the 263,150 shares of Common Stock held in the Bruce Cohen Trust, the 159,759 shares of Common Stock held in the Jodie Glickman Trusts and the 158,635 shares of Common Stock held in the Laura Miller Trusts.

(c)  The only transactions in Common Stock effected by the Reporting Persons during the 60 days preceding the date hereof were pursuant to an Underwriting Agreement, dated November 17, 2005, and in connection with the registered public offering of Common Stock of the Issuer, by the Issuer and certain selling stockholders, including the Jodie Glickman Trusts, one of the Glickman Family Trusts (the “Selling Glickman Family Trust”), the Laura Miller Trusts, and three of the Miller Family Trusts (the “Selling Miller Family Trusts”), pursuant to a registration statement on Form S-3 (Registration Statement No. 333-129345) filed by the Issuer which was declared effective by the Securities and Exchange Commission on November 17, 2005. Pursuant to the offering, which was consummated on November 23, 2005 for the price of $20.24 per share of Common Stock, the Jodie Glickman Trusts sold, in the aggregate, 164,029 shares of Common Stock, the Selling Glickman Family Trust sold 35,971 shares of Common Stock, the Laura Miller Trusts sold, in the aggregate, 195,000 shares of Common Stock, and the Selling Miller Family Trusts sold, in the aggregate, 30,000 shares of Common Stock.

(d)  See Item 5(b) above.

(e)  Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 2(c) above. The Reporting Persons have agreed that all Common Stock controlled by any of them would vote in a block.

Item 7.	Material to be Filed as Exhibits.

(1)  Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2005	/s/ Bruce Cohen
Bruce Cohen

/s/ Jodie Glickman
Jodie Glickman

/s/ Laura Miller
Laura Miller